Cantor Select Portfolios Trust

110 E. 59th Street

New York, NY 10022

April 10, 2023

FILED VIA EDGAR

Raymond Be

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Cantor Select Portfolios Trust (the “Trust” or “Registrant”), on behalf of its series, the Cantor FBP Equity and Dividend Plus Fund ( “Fund”) (File Nos. 811-23774; 333-262101)

Dear Mr. Be:

Set forth below is a summary of oral comments provided on March 29, 2023, by Mr. Be of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment No. 2, filed on January 31, 2023 (Accession No. 0001580642-23-000566). Per the Staff’s request, the Registrant will file a comment response letter via EDGAR as correspondence and will provide you with redline changes at least five business days before filing a Rule 485(b) filing for the Fund. For your convenience, a summary of the Staff’s comments is in italics below, and the Registrant’s response follows each comment.

1.	Staff Comment: Please apply Staff comments regarding shared disclosures in one section of the Registration Statement to similar disclosures throughout.

Response: The Trust will consistently update disclosure changes across the Registration Statement.

2.	Staff Comment: Please supplementally provide a completed fee table pre-effectively. In addition, please explain in the correspondence how the Fund estimated “Other Expenses” and determined it was a reasonable estimate.

Response: The Registrant confirms that the completed Fee and Expense Tables are included in Appendix A herein. It is anticipated that two funds in another trust (“Reorganizing Funds”) will reorganize into the Fund in July 2023 (the “Reorganization”). The Fund will not become operational until after the Reorganization. The Fund estimated the “Other Expenses” line item by comparing the anticipated operational expenses for the first year following the Reorganization, including an analysis of the anticipated average daily net assets for the first year of the Fund’s operations following the Reorganization. Additionally, the Fund’s

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anticipated operational expenses are estimated based on a pro forma budget derived from expenses incurred by the Trust’s existing other series and the historical expenses of the Reorganizing Funds.

3.	Staff Comment: Please supplementally confirm in Footnote 2 to the fee table in the Fund’s prospectus the date the Expense Limitation Agreement will expire.

Response: The Expense Limitation Agreement will expire on or after July 14, 2025.

4.	Staff Comment: Under the second paragraph in “Principal Investment Strategies,” the Staff notes that it states that “the aggregate value of the underlying obligations will normally not exceed 35% of the Fund’s net assets, but may increase to 50% of net assets when, in the Adviser’s opinion, such investments would be advantageous to the Fund.” Please clarify in the disclosure what underlying obligations the existing disclosure is referring to.

Response: The Registrant has revised the disclosure as follows:

“The aggregate value of the equity securities on which the options are written will normally not exceed 35% of the Fund’s net assets, but may increase to 50% of net assets when, in the Adviser’s opinion, such investments would be advantageous to the Fund.”

5.	Staff Comment: Under the paragraph in the Fund’s prospectus entitled “Covered Call Options,” please disclose what information and analysis the Adviser uses to form its growth and price expectations and, more generally, to select the portfolio investments.

Response: The Registrant has revised the paragraph in the Fund’s prospectus entitled “Covered Call Options” as follows:

When the Advisor believes that individual equity securities held by the Fund are approaching the top of the Advisor’s growth and price expectations, covered call options may be written (sold) against such securities and the Fund will receive a premium in return. The Adviser’s growth and price expectations for the equity securities held by the Fund are based on the Adviser’s analysis of factors such as revenue growth, profit margin potential, profitability, financial flexibility, free cash flow, competitive position, and management track record for each security. The Fund writes options only for income generation and hedging purposes and not for speculation.

6.	Staff Comment: The Staff notes that the Fund’s prospectus includes disclosure indicating that the Fund will have two predecessor funds, only one of which is considered the surviving fund for reporting performance information. Please (1) provide copies of the completed prior performance disclosure pre-effectively; (2) explain in correspondence what is and is not being presented and why; (3) explain why you believe that your presentation is consistent with Form guidance and no-action guidance.

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Response: The Registrant confirms that the revised performance disclosure is included in Appendix B. Information regarding the historical performance of the Surviving Fund is being presented in accordance with existing Staff guidance. Information on the historical performance of the other Predecessor Fund is not being presented because it is not the accounting survivor of the Reorganizations. The Fund’s performance is not presented because it has no prior history and will be adopting the performance history of the Surviving Fund upon completion of the Reorganizations.

The Registrant believes this presentation is consistent with existing Staff guidance regarding the treatment of performance information in a reorganization. The Registrant believes that the performance of the Survivng Fund should be included in the Fund’s prospectus under the guidance given in the  North American Security Trust No-Action Letter (North American Security Trust, SEC No-Action Letter, pub. avail. Aug. 5, 1994) that permitted an open-end fund that had reorganized three of its portoflios into one new shell portfolio to use the historical performance of the accounting survivor of the reorganizations. In determing that the Surviving Fund was the accounting survivor of the Reorganizations, and, therefore, the Surviving Fund’s performance would be used for the New Fund, the Reigstrant considered:

(1)	The Size of the Funds. The Existing Funds are similar in size ($28.7 million and $29.6 million as of 9/30/22).
(2)	The Adviser. Both Existing Funds and the New Fund have the same investment adviser.
(3)	Objectives, Policies, and Restrictions. The investment objectives, policies, and restrictions of the New Fund most closely resemble those of the Surviving Fund.
(4)	Expenses. The expense structure of both Existing Funds are similar to each other and to the New Fund.
(5)	Portfolio Composition. The portfolio composition of the New Fund will most closely resemble that of the Surviving Fund.

7.	Staff Comment: Under the paragraph in the Fund’s prospectus entitled “ETFs,” on the Item 9 Disclosure, the Staff notes that “the Fund expects to normally invest no more than 25% of its net assets in ETFs, although it may invest to a greater extent in ETFs when, in the Adviser’s opinion, such investments would be advantageous to the Fund.” Please explain supplementally how an investment in ETFs above 20% of the Fund’s assets would be consistent with the Fund’s 80% policy with regard to dividend-paying equity securities.

Response: The Registrant has revised the paragraph in the the Fund’s prospectus entitled “ETFs” on the item 9 Disclosure as follows:

The Fund expects to normally invest no more than 20% of its net assets in ETFs.

8.	Staff Comment: The Staff reminds the Registrant that the Fund and Adviser may not ignore investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund complies with its concentration policies as described in the “Investment Limitations” in the Fund’s Statement of Additional Information” Please add disclosure to clarify that the Fund will consider the investments of the underlying investment companies to the extent known when determining the Fund’s compliance with the concentration policies.
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Response: The Registrant has added the disclosure requested.

Thank you for your comments. Please contact Brittany Weise at (513) 346-3312 if you have any questions.

Sincerely,

/s/ John Jones

_______________________

John Jones

Secretary

cc: Tanya Boyle, Esq. and Terrence Davis, Esq. at Greenberg Traurig, LLP

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APPENDIX A:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Institutional Class	Class R6
Management Fees	0.65%	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	0.25%	none	none
Other Expenses[1]	0.52%	0.52%	0.45%
Total Annual Fund Operating Expenses	1.42%	1.17%	1.10%
Less Fee Waiver and/or Expense Limitation[2]	(0.18)%	(0.18)%	(0.18)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Limitation	1.24%	0.99%	0.92%

1.	Other Expenses are restated to reflect current contractual fees and account for Class R6 shares not being subject to certain expenses as described further in the section of this Prospectus entitled “Choosing a share class.”
2.	The Fund’s investment advisor, Cantor Fitzgerald Investment Advisors, L.P. (the “Advisor”), has contractually agreed to waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (exclusive of: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Advisor)) in order to prevent total annual fund operating expenses from exceeding 1.24%, 0.99%, and 0.92% of the Fund’s average daily net assets for Class A shares, Institutional Class shares and Class R6 shares, respectively, until July 14, 2025. The Advisor may recoup investment advisory fees that it waived or Fund expenses that it paid under this agreement for a period of three years from the date the fees were waived or expenses paid, if the recoupment can be achieved without causing the expense ratio of the share class (after the recoupment is taken into account) to exceed (i) the expense limit in effect at the time the fees were waived or expenses paid, or (ii) the expense limit in place at the time of the recoupment.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem (or you hold) all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Class	1 Year	3 Years	5 Years	10 Years
Class A	$694	$964	$1,274	$2,149
Institutional Class	$101	$335	$608	$1,387
Class R6	$94	$313	$570	$1,307

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APPENDIX B:

PERFORMANCE INFORMATION

The following bar chart and tables provide an indication of the risks of investing in the Fund by showing changes in the Fund’s Institutional Class shares performance from year to year and by showing how the average annual total returns for each class compared to that of a broad-based securities market index. The Fund acquired all of the assets and liabilities of the Cantor FBP Equity & Dividend Plus Fund (the “Surviving Fund”) and the Cantor FBP Appreciation & Income Opportunities Fund (together with the Surviving Fund, the “Predecessor Funds”), each a series of Williamsburg Investment Trust in tax-free reorganizations on July 14, 2023 (the “Reorganizations”). In connection with the Reorganizations, shares of each Predecessor Fund were exchanged for Institutional Class shares of the Fund. The Surviving Fund had an investment objective and strategies that were, in all material respects, the same as those of the Fund, and were managed in a manner that, in all material respects, complied with the investment guidelines and restrictions of the Fund. The performance information set forth below reflects the historical performance of the Surviving Fund shares, which are the Institutional Class shares of the Fund. Information regarding the performance information for Class A and Class R6 shares will be provided once they have been offered for one full calendar year.

The Fund’s past performance is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available online at https://fbpfunds.com.

You may obtain the Fund’s most recently available month-end performance by calling 1-866-738-1127 or by visiting the Fund’s website at https://fbpfunds.com.

During the periods illustrated in this bar chart, the Surviving Fund’s shares highest quarterly return was 17.93% for the quarter ended December 31, 2020 and its lowest quarterly return was -28.92% for the quarter ended March 31, 2020.  The Surviving Fund’s year-to-date return as of March 31, 2023, was -3.09%.

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Average annual total returns for periods ended December 31, 2022

	1 year	5 years	10 years or lifetime
Institutional Class Return Before Taxes	-1.75%	7.02%	9.40%
Institutional Class Return After Taxes on Distributions	-3.33%	5.41%	7.97%
Institutional Class Return After Taxes on Distributions and Sale of Fund Shares	0.06%	5.31%	7.43%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes) ..................................	-18.11%	9.42%	12.56%

After-tax performance is presented only for Institutional Class shares of the Fund. The after-tax returns for other Fund classes may vary. Actual after-tax returns depend on the investor’s individual tax situation and may differ from the returns shown. After-tax returns are not relevant for shares held in tax-advantaged investment vehicles such as employer-sponsored 401(k) plans and individual retirement accounts (IRAs). The after-tax returns shown are calculated using the highest individual federal marginal income tax rates in effect during the periods presented and do not reflect the impact of state and local taxes.

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